(Translation)

File No. 82-5227
April 27, 2004

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

<u>Notice of Personnel Change</u>

Notice is hereby given that in accordance with the resolution adopted at a meeting of the Board of Directors of Sammy Corporation (the "Company") held on April 27, 2004, a personnel change will be implemented as described below:

Description

Personnel change (as of May 1, 2004)

New Title	Name	Former Title
General Manager, Business Strategy Department, AM/N.E.W.S. Business Division	Takatoshi Akiba	Manager, Business Strategy Group, Business Strategy Department, AM/N.E.W.S. Business Division

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